

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Frederick W. McTaggart
Chief Executive Officer and President
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P. O. Box 1114
Grand Cayman KY1-1102
Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 9, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2017**
> **File No. 0-25248**

Dear Mr. McTaggart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

17. Segment information, page 73

1. Please tell us your consideration of providing disclosures of revenues by products and services, including sales of water, revenues from plant management and operating

services, design, construction and sale of desalination plants, sales of water-related products and revenues from services applicable to water production, supply and treatment. Reference is made to ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Financial Statements

3. Discontinued operations – CW Bali, page 9

2. We note the Company's Board of Directors formally resolved to discontinue CW – Bali's operations in May 2017. Please explain to us how the criteria in ASC 205-20-45-1E were met and why the assets and liabilities of discontinued operations are not described as held for sale. Also, please clarify if you ceased depreciating the plant at the time the Board decided to discontinue operations.

Definitive Proxy Statement on Schedule 14A

Short-Term Incentive Compensation, page 23

3. We note that the payment of Short-Term Incentive Compensation to your named executive officers is based on the achievement of certain performance measures, which appear to be set forth in the table on page 24. Please revise to disclose your quantified targets, as adjusted where applicable. In this regard, please clarify whether you use the measure "Gross Profit Margin" or "Operating Margin" or both as you refer to both in the tables that appear on page 25. Refer to Item 402(b)(2)(v) and Instruction 4 to Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site.

4. Please tell us why you report the amounts payable pursuant to your short-term incentive compensation plan under the "Bonus" column in your Summary Compensation Table, rather than under the "Non-Equity Incentive Plan Compensation" column. Please also tell us why you have not provided the disclosure required by Item 402(d) of Regulation S-K with respect to the compensation awarded pursuant to your short- and long-term incentive compensation plans.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David W. Sasnett
      Executive Vice President and Chief Financial Officer